UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Spectrum Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84763A108
(CUSIP Number)

Evan Thomas c/o Armistice Capital LLC 510 Madison Avenue 22nd Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

991,010

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

991,010

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991,010

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

991,010

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

991,010

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991,010

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

991,010

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

991,010

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

991,010

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	84763A108

Item 1.	Security and Issuer.

The name of the issuer is Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 11500 South Eastern Avenue, Suite 240, Henderson, Nevada 89052.  This Amendment No. 2 to Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"), Armistice Capital Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund") and Steven Boyd, a United States citizen ("Mr. Boyd" and, collectively with Armistice Capital and the Master Fund, the "Reporting Persons").

(b), (c)
Armistice Capital is principally engaged in the business of providing investment management services.  The principal business address of Armistice Capital is 510 Madison Avenue, 22nd Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities.  The principal business address of the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands.

Steven Boyd is the managing member of Armistice Capital and his business address is 510 Madison Avenue, 22nd Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 991,010 Shares beneficially owned by the Reporting Persons came from working capital of the Master Fund, which is the direct owner of the Shares.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $5,819,360.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 991,010 Shares, constituting 1.5% of the Shares, based upon 67,311,366 Shares outstanding as of the date hereof.  Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 991,010 Shares.  Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 991,010 Shares.  All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit B.

	(e)	As of August 11, 2015, the Reporting Persons no longer own more than 5% of the total outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2015
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated September 2, 2015, relating to the Common Stock, par value $0.001 per share, of Spectrum Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

September 2, 2015
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
7/7/2015	Sale	100,000	$7.14
7/13/2015	Sale	36,000	$7.12
7/16/2015	Sale	190,000	$7.36
7/17/2015	Sale	110,000	$7.44
7/20/2015	Sale	20,000	$7.45
7/21/2015	Sale	10,000	$7.41
7/22/2015	Purchase	10,000	$7.19
7/23/2015	Purchase	20,000	$7.24
7/24/2015	Purchase	20,000	$6.90
7/28/2015	Sale	54,000	$6.98
7/29/2015	Purchase	10,000	$6.83
7/30/2015	Purchase	12,000	$6.75
7/31/2015	Sale	6,000	$7.01
8/3/2015	Purchase	6,000	$6.93
8/5/2015	Purchase	2,000	$7.02
8/6/2015	Purchase	10,000	$7.03
8/7/2015	Sale	472,000	$7.51
8/10/2015	Sale	134,000	$7.45
8/11/2015	Sale	60,000	$7.40
8/11/2015	Sale	178,000	$7.39
8/12/2015	Sale	98,000	$7.31
8/13/2015	Sale	52,000	$7.35
8/14/2015	Purchase	10,000	$7.00
8/14/2015	Purchase	2,000	$6.97
8/14/2015	Sale	18,000	$7.25
8/17/2015	Sale	2,000	$7.09
8/17/2015	Sale	50,000	$7.20
8/18/2015	Sale	78,000	$7.04
8/19/2015	Sale	160,000	$7.08
8/20/2015	Sale	114,000	$7.00
8/21/2015	Sale	324,000	$7.03
8/24/2015	Sale	296,000	$6.95
8/25/2015	Sale	14,000	$6.94
8/26/2015	Sale	172,000	$7.08
8/27/2015	Sale	170,000	$7.44
8/28/2015	Sale	272,000	$7.56
8/31/2015	Sale	100,000	$7.38
9/1/2015	Sale	256,990	$7.07